Filed by Henry Schein, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Henry Schein, Inc.

Commission File No.: 000-27078

The following is a partial transcript of a webcast posted on the Company’s website on May 17, 2018:

CORPORATE PARTICIPANTS

Steven Paladino Henry Schein, Inc. - Executive VP, CFO & Executive Director

CONFERENCE CALL PARTICIPANTS

Michael Aaron Cherny BofA Merrill Lynch, Research Division - Director

QUESTIONS AND ANSWERS

Michael Aaron Cherny - BofA Merrill Lynch, Research Division - Director

For a company that historically has had a level of steadiness, there have been a lot of activity at the business recently. And maybe let’s start with the Animal Health transaction. I know you held a call and obviously the earnings call after talking about Vets First Choice and the partnership. When you think about putting your business and their business together, especially now that — so you’ve had some customer feedback, I’m sure. What are the customers most excited about and most interested in, in terms of what Vets First Choice can bring to your business and what the total entity as part of a separate business can do for the market?

Steven Paladino - Henry Schein, Inc. - Executive VP, CFO & Executive Director

Sure. Well, you’re right. There’s been a lot of exciting activity at Henry Schein, one of which is the announcement of spinning off our global Animal Health business. And we really saw this as an opportunity to enhance and create shareholder value. We saw it as an ability to do that through a couple of different aspects. First, a pure-play Animal Health business, we believe, will get a higher valuation than the valuation it’s getting embedded within Henry Schein. And we think it could be relatively significant. We do think it could be 3, 4, 5 EBITDA multiple points or more of higher valuation as a pure-play company. The second thing is there’s really a significant amount of synergies with merging with Vets First Choice. We did announce that we expect by year 3 to have over $100 million of operating income synergies, and that’s coming through the merger. And really, together, there’s really a great opportunity to help serve veterinarians even better. Vets First Choice has developed a significant technology platform to help with the proactive prescription management and improving the utilization of prescriptions and compliance with prescriptions in the animal health field. There’s a very interesting stat that over 60% of required prescriptions just are not today being prescribed in the market. Pet owner slacks in getting renewals or just forget to do things. And they’ve developed a nice program where they, electronically, through e-mails, text and even occasionally phone calls, reach out to pet owners on behalf of the veterinarian and get that compliance higher. To the veterinarian, veterinarians really aren’t well equipped to communicate to pet owners once they leave the pet — leave the veterinarian clinic. So many times, when that pet owner leaves with a 30-day prescription and then that prescription lapses, the pet owner really either forgets or doesn’t get the prescription renewed. Vets First Choice will send an e-mail or other communications to the pet owner on behalf of, again, the veterinary clinic. So it’s not going as Vets First Choice. It’s going as your veterinarian. And that’s important because those e-mails tend to get opened and read because it’s coming from a veterinarian rather than a company that you probably don’t know that’s soliciting for you. And simply, the way it works is your prescription is ready to expire in 5 business days, click here, and we’ll do an automatic renewal for you. And then Vets First Choice does all the fulfillment. The prescription will arrive at the pet owner’s home within a couple of days. It pays a fee to the veterinarian, so the veterinarian really has outsourced their prescription management. They’re getting higher compliance, so they’re making more money. They’re also getting the pet owners to bring the pets back to the clinic because many times before a renewal of a prescription, you need a diagnostic or a blood test or something to determine what prescription is necessary. So it’s also getting more in-office visits. These synergies, about 70% of the synergies are revenue related. And that’s basically — that’s Vets First Choice. While they’ve done a very good job in signing up vet clinics, we do believe that by associating and merging with Henry Schein that there will be a great attraction and a greater penetration of our customer base because Henry Schein does business in the U.S. with more than 75% of all veterinary clinics and has a very trusted adviser relationship with vet clinics, similar to dental and medical customers that we have. So the adoption of that platform, that technology platform on the Schein customer base, should accelerate, and that’ll lead to significant synergies. It’s really a win for all parties involved. The combined Henry Schein Animal Health business will have greater profitability and greater revenue because of it. The manufacturers will get better compliance of their pharmaceuticals, so they’ll be happy because there’ll be an increase in market penetration for them. And the pet owner will also, and the pet, will get a benefit because they’re not getting their necessary pet meds, and so there’ll be better treatment of the pets because of this program. So all in all, really, a win-win-win situation.

Michael Aaron Cherny - BofA Merrill Lynch, Research Division - Director

And one of the interesting things about Vets First Choice, at least I found, is it’s a very new company, though one with a pretty impressive history in terms of obviously the leadership of the company and some of their early growth rates. One of the things that you noted when we met last night was about the opportunity they have on such a same-store basis for their actual clinics they work with. So can you maybe give a little color about how they ramp with each new customer that they work with and some of the opportunities they have there to continue to grow even with their existing base?

Steven Paladino - Henry Schein, Inc. - Executive VP, CFO & Executive Director

Sure. So when they go to a vet clinic, Vets First Choice basically explains to the vet clinic that there’s no upfront fees to sign up with them. And they only get paid, Vets First Choice, for each transaction that they bring to the platform. There’s also — you can cancel really at any time. So there’s really no risk to the veterinarian in signing up. But that’s really only the beginning of the journey for Vets First Choice because once you sign up the vet clinic, you really have to get the several thousand different pet owners that go to that vet clinic to get compliance on the program. So you don’t get that all in the first year. In fact, sometimes pet owners don’t even go their veterinarian in a 12-month period. They may go in a 24-month period or even longer. So really, it’s very interesting that while they get good penetration in year 1, they started this program in 20,012 — or 2012. And that’s their oldest cohort of veterinary clinics that they signed up. And in 2017, they — Vets First Choice was still getting over 20% growth in revenues for those first veterinary clinics that were signed up. So — and it’s continuing. So again, it’s a journey. They get good compliance out of the box. But as more pet owners come to the vet clinic, because they don’t come again all in a 12-month period, they continue to get that increased compliance. So it’s really very exciting that not only do new sign-ups of vet clinics get an initial pop of revenue, but it continues for at least 5 years, and it seems to be continuing beyond that, again because there’s so many pet owners that need to be signed up over time. So it’s really a very exciting statistic, that there’s years and years of growth out of that initial sign-up with a veterinarian.

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Additional Information and Where to Find It

In connection with the proposed transaction, Vets First Corp. plans to file relevant materials with the SEC, including a registration statement on Form S-1/S-4 containing a prospectus, in the coming months. Investors and security holders are urged to carefully read the registration statement/prospectus (including any amendments or supplements thereto and any documents incorporated by reference therein) and any other relevant documents filed with the SEC when they become available, because they will contain important information about the parties and the proposed transaction. The registration statement/prospectus and other relevant documents that are filed with the SEC can be obtained free of charge (when available) from the SEC’s web site at www.sec.gov.

These documents can (when available) also be obtained free of charge from Henry Schein, Inc. upon written request to Carolynne Borders at Henry Schein, Inc., 135 Duryea Road, Melville, NY 11747. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

In accordance with the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995, Henry Schein provides the following cautionary remarks regarding important factors that, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied herein. These statements are identified by the use of such terms as “may,” “could,” “expect,” “intend,” “believe,” “plan,” “estimate,” “forecast,” “project,” “anticipate” or other comparable terms. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to anticipated synergies and the expected timetable for completing the proposed transaction— are forward-looking statements. All forward-looking statements made by us are subject to risks and uncertainties and are not guarantees of future performance. Therefore, you should not rely on any of these forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance and achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward- looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the transaction and the timing of the closing of the transaction; the ability to obtain requisite approvals; the ability to successfully integrate operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of the announcement of the transaction or consummation of the transaction on relationships, including with employees, customers and competitors; the ability to retain key personnel; the ability to achieve performance targets; changes in financial markets, interest rates and foreign currency exchange rates; and those additional risks and factors discussed in reports filed with the SEC by Henry Schein from time to time, including those discussed under the heading “Risk Factors” in its most recently filed Annual Report on Form 10-K. We undertake no duty and have no obligation to update any forward-looking statements contained herein.